[Peninsula Letterhead]

June 23, 2005

Via Edgar and Facsimile

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
Attn: Zafar Hasan, Esq.

Re:	Peninsula Pharmaceuticals, Inc. Registration Statement on Form S-1 Commission File No. 333-111193 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consents to the withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-111193 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on December 16, 2003.

Pursuant to the Registration Statement, the Registrant proposed to register up to 6,612,500 shares of its Common Stock, $0.001 par value per share for issuance to the public with a proposed maximum aggregate offering price of $92,575,000. The Registrant is currently pursuing a potential acquisition by Ortho-McNeil Pharmaceutical, Inc., a subsidiary of Johnson & Johnson, and does not believe that it will need access to the public markets following the completion of the transaction. The Registrant does not believe that continuing with the public offering while pursuing the acquisition would be in the best interests of the Registrant and its stockholders. The Registration Statement has not been declared effective, and no securities have been sold pursuant to the Registration Statement.

Accordingly, we request that an order consenting to the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Please send copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at Peninsula Pharmaceuticals, Inc., 1751 Harbor Bay Parkway, Alameda, California 94502 and to Barclay J. Kamb, Cooley Godward LLP, Five Palo Alto Square, 3000 El Camino Real, Palo Alto, California 94306-2155.

Securities and Exchange Commission
June 23, 2005

If you have any questions regarding the foregoing application for withdrawal, please contact Barclay J. Kamb of Cooley Godward LLP at (650) 843-5052.

Sincerely,

Peninsula Pharmaceuticals, Inc.

By:	/s/ Rick A. Orr
Rick A. Orr, Esq.
Associate General Counsel

cc:	Barclay J. Kamb – Cooley Godward LLP Laura A. Berezin – Cooley Godward LLP